Mail Stop 4561
								January 17, 2006

By U.S. Mail and Facsimile to (810) 766-6938

Charles D. Christy
Executive Vice President and Chief Financial Officer
Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan  48502

Re:	Citizens Banking Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
	File No. 000-10535

Dear Mr. Christy:

      We have reviewed your response filed with the Commission on January 10, 2006, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Note 3. Recent Transactions, page 67

1. Please refer to prior comment 1. We have considered the facts set forth in your response and believe that they do not support branch sale treatment under SFAS 144. We note that you sold the operations of a legal entity that meet the definition of a component of an entity under paragraph 41 of SFAS 144 and that discontinued operations presentation is appropriate. Please revise your financial statements accordingly.



Note 5. Investment Securities, page 70

2. Please refer to prior comment 2. We note that in 2004 you transferred investments from the available for sale category and into trading category.  Paragraph 15 of SFAS 115 stipulates that
transfers
into the trading category should be rare.  We believe rare seems to
establish a very high threshold, which might be met, for instance, by
a change in statutory or regulatory requirements.    Please tell
us
management`s reasons for the transfer and the amount reclassified from other comprehensive income as a result of the transfer.
Also,
please provide us an analysis of the effect of the transfer on the quarters ended June 30, 2004 and September 30, 2004.

3. Please refer to prior comment 2. We note that in 2004 you sold investments in mortgage backed securities which resulted in a loss.
In your 2003 Form 10-K securities footnote, you stated that "Citizens has both the intent and ability to hold the securities with unrealized losses for a period of time necessary to recover the amortized cost." Your history of selling these securities raises questions regarding management`s intent and ability to hold them for a period of time necessary to recover the amortized cost. Please explain to us how management`s intent and ability in 2003 changed resulting in the sale of investments at a loss in 2004 and how those sales effected management`s evaluation of its intent and ability hold similar securities at December 30, 2004.

      Where appropriate, please file an amendment in responce to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response via EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant


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Charles D. Christy
Citizens Banking Corporation
January 17, 2006
Page 1